UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: September 30, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: ______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PROPHASE LABS, INC.

Full Name of Registrant

Former Name if Applicable

626 RXR Plaza, 6th Floor

Address of Principal Executive Office (Street and Number)

Uniondale, New York 11556

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ProPhase Labs, Inc. (the “Company”) is unable, without unreasonable effort or expense, to timely file with the Securities and Exchange Commission (the “SEC”) its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 (the “Form 10-Q”) due to the additional time required by the Company and its auditor to review and ensure the accuracy and completeness of the information to be included in the Form 10-Q.

The Company expects to file the Form 10-Q no later than within the 5-day extension period provided by Rule 12b-25.

Cautionary Statement Regarding Forward-Looking Statements

This filing contains “forward-looking” statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the expected timing of filing of its periodic reports. Forward-looking statements can be identified by words such as: “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the Form 10-Q and the results of the ongoing analysis of our financial statements. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Form 10-Q within the five-day extension permitted by the rules of the U.S. Securities and Exchange Commission. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ted Karcus, Chief Executive Officer	516	989-0763
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On September 22, 2025, the Company’s wholly-owned subsidiary, ProPhase Diagnostics, Inc., and two indirectly wholly-owned subsidiaries, ProPhase Diagnostics NY, Inc. and ProPhase Diagnostics NJ, Inc. (collectively the “PDX”) filed for a Chapter 11 reorganization in United States Bankruptcy Court for the District of New Jersey (the “Chapter 11 case”).  On September 30, 2025, the Court granted the motion for joint administration.  As such, the Company is deemed to no longer control PDX as its activities are subject to review and oversight by the Bankruptcy Court. Therefore, PDX was deconsolidated from the Company’s condensed consolidated financial statements prospectively as of September 22, 2025. As such, the carrying values of the assets and liabilities of PDX were removed from the Company’s condensed consolidated balance sheet as of September 22, 2025. The net impact with removing the assets and liabilities held at PDX resulted in the recognition of the investment in unconsolidated affiliates of $43.7 million, and a payable to unconsolidated affiliates of $27.7 million on the Company’s condensed consolidated balance sheet as of September 30, 2025.

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PROPHASE LABS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2025	By:	/s/ Ted Karkus
Ted Karkus, Chairman of the Board and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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